SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 19, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom Clarifies Bovespa’s Request

In response to a Bovespa’s request on February 16, 2004, which is free translated below:

“An article posted on O Estado de São Paulo newspaper, issued on 02/14/2004, brings, among other information, that Brasil Telecom:

- Expects to conquer 1 million mobile clients within 13 months of operation;
- Estimates to launch its mobile operation between May and June, 2004 and to invest US$300 million in this segment up to 2005;
- Believes that its mobile operation will bring an initial negative impact to the operating cash generation (it is forecasted that the margin will drop by 2 p.p or 3 p.p. this year, since expenses will be higher given the mobile capex).

We request clarification on the above mentioned article, as well as other information considered important.”

Brasil Telecom S.A. clarifies that these information were obtained from Brasil Telecom’s 4Q03 Earnings Release Conference Call, held on February 13, 2004, which are part of the business plan of Brasil Telecom Celular S.A., a subsidiary of Brasil Telecom S.A.

Further, Brasil Telecom informs that a presentation regarding Brasil Telecom’s mobile strategy was posted on its site www.brasiltelecom.com.br/ir/ , on September, 2003.

Brasil Telecom remains at your disposal for any clarification that is made necessary.

Brasilia, February 17, 2004.

Carla Cico
CEO and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer